

Mail Stop 3561

January 8, 2007

Via Fax & U.S. Mail

Mr. Ronald G. Eidell
Senior Vice President and Chief Financial Officer
Bally Total Fitness Holding Corporation
8700 West Bryn Mawr Avenue
Chicago, IL 60631

> **Re:** **Bally Total Fitness Holding Corporation**
> **Form 10-K for the Year Ended December 31, 2005**
> **File No. 001-13997**

Dear Mr. Eidell:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2005

Management's Discussion and Analysis

Results of Operations

Comparison of the Years Ended December 31, 2005 and 2004, page 40

1. We note from your balance sheet and income statement presentations that, overall, your deferred revenue has declined from 2004 to 2005, but membership revenues year over year have increased. We also note your explanation here that average monthly revenues have increased. Please supplementally explain to us why such monthly averages have increased. Such explanation should fully address the apparent discrepancy between movements in deferred revenue balances and membership revenues, and should include changes in estimated total membership terms, rates, and any other relevant information.

Liquidity and Capital Resources

Table of Contractual Obligations, page 43

2. Please expand your explanation of your calculation of interest expense. Include the interest rate used in your calculation on any variable rate debt.   If you have considered swap arrangements in calculating interest expense, please include the average interest rate used in your calculation.

Item 9A – Controls and Procedures, page 50

3. Supplementally provide us with an update of your progress on your remediation plan related to the eleven material weaknesses discussed in this section.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

4. Please note that borrowings and repayments of debt should be presented on a gross basis pursuant to SFAS 95. This comment also applies to your quarterly financial statements included in your From 10-Q filings.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-10

5. We note from your disclosure here that you receive "membership fees and monthly dues" from your members, and that membership revenue is recognized over the longer of the initial contract term or estimated total membership life. Please confirm to us that "membership fees" include the enrollment fee paid on some membership types offered by you, and clarify your disclosure in future filings to such effect. In this regard, we note you refer to "enrollment fees" in the Executive Summary of Business included in MD&A, but not in your accounting policy for revenue recognition on page F-10.

6. Supplementally explain the facts and circumstances surrounding the existence of membership lives of up to 360 months (30 years).

Note 15 – Stock Plans, page F-28

7. We note from your disclosure on page F-28 that all of the options granted under the Director's Plan prior to May 4, 2005 became exercisable for a period of 90 days on May 4, 2005 due to a change in control event. Supplementally explain to us how this acceleration of vesting impacted your accounting treatment for such options.

8. We note that restricted stock awards Mr. Toback and Mr. Morgan were modified in August 2004 and January 2005, respectively. Supplementally explain to us how you recorded the tax gross-up payment granted as a result of such modification.

9. We note from the table of stock option activity related to the Director's, Incentive, and Inducement Plans, that, over the three years presented, there appear to be significant forfeitures of high exercise price options, and significant grants of options at the current market value, a significantly lower value than those options forfeited. Supplementally provide us with the forfeiture/grant cycle information for individuals receiving grants within 6 months before or after cancellation of options with similar terms. Include in your response whether such forfeitures were the result of expiration of such options or whether these options were prematurely cancelled. We may have further comment on your response.

Restricted Stock, page F-31

10. Supplementally explain to us how you determine the fair value of restricted stock issued under your plans.

Note 19 – Subsequent Events

Sale of Crunch Fitness, page F-37

11. We note from your disclosure here that you have recorded $600,000 for the fair value of the remaining liabilities associated with the sale of Crunch Fitness, and that this value was determined through "independent third party valuation." Please either name such third party or remove reference thereto in future filings. Please note that, should your Form 10-K be incorporated into any registration statement, you will need to name and file a consent from such third party should their valuation continue to be referenced.

12. As a related matter, supplementally explain to us how the recorded liability was determined. Specifically address why the "fair value" was significantly less than the stated value of the liability retained. We may have further comment on your response.

Credit Agreement Waiver and Consent Solicitation, page F-38

13. We note that you have several outstanding debt issuances for which you have obtained covenant waivers and extensions. We also note that you have provided, in exchange for such waivers, payments in cash and stock that you have classified as "fees" and "deferred financing charges." It is unclear from your current disclosure how such classification between the categories was determined. It is also unclear what methodology you employed in valuing the common stock exchanged in each of these instances. Please provide us, in tabular form, a summary of each waiver obtained by debt issuance. This table should provide the name of such debt issuance, type of non-compliance, date non-compliance was noted, date waiver was obtained, consideration paid (both in cash and stock) for such waiver, how such consideration was categorized (fee versus deferred financing charges), valued, and recorded, and the term such waiver covers. This table should cover all years for which financial statements are presented. We may have further comment on your response.

14. As a related matter, please consider including such a table with footnote disclosure, as necessary, in your financial statement disclosure for clarity due to the number of different debt instruments outstanding and waivers obtained.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3347 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief